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MAR 02 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67694

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GETCO Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson, Suite 210
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darren Mast, 312-242-4622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive	Chicago.	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Darren Mast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GETCO Execution Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A. CORUM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-10-2011

Patricia A Corum
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GETCO Execution Services, LLC
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Member of GETCO Execution Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GETCO Execution Services, LLC (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 2, the Company has significant transactions with its Parent and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2009

GETCO Execution Services, LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 12,922,684
Receivable for order flow	613,784
Receivable from clearing broker	548,726
Furniture, equipment and leasehold improvements - net of accumulated depreciation and amortization of $313,340	505,420
Receivable from affiliates and Parent	2,340,188
Deferred tax assets, net	342,418
Total assets	$ 17,273,220
Liabilities and Member's Equity	
Liabilities	
Bank overdraft	$ 1,408,047
Payable to affiliates and Parent	2,824,522
Accounts payable and accrued expenses	2,404,024
Total	6,636,593
Member's equity	10,636,627
Total liabilities and member's equity	$ 17,273,220

The accompanying notes are an integral part of the statement of financial condition.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations
GETCO Execution Services, LLC (the "Company") is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities and Exchange Commission ("SEC") as a securities broker-dealer and an alternative trading system ("ATS") under Regulation ATS of the SEC. The Company acts as an execution venue to other broker-dealer subscribers where it executes risk less principal trades. The Company is a Delaware limited liability company that was organized on May 27, 2007 and began executing trades on March 20, 2008. The sole member of the Company is GETCO Holding Company, LLC ("GHC" or the "Parent").

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Revenue Recognition
The Company's revenues are primarily earned for providing an alternative venue on which other broker-dealers ("subscribers") can trade. The subscribers either pay or get paid order flow fees depending on the type of orders sent to the ATS.

Cash Equivalents
The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are recorded at cost and depreciated using accelerated methods over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized on the straight-line method over the lesser of their useful lives or the life of the lease.

Income Tax Status
The Company has elected to be taxed as a corporation. Income tax expense is recorded based upon the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48"). On February 1, 2008, the FASB issued FASB Staff Position FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, allowing deferral of the implementation of FIN 48. On December 30, 2008, the FASB issued FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP 48-3"), which once again deferred the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. The Company adopted the provisions of FIN 48

effective January 1, 2009. Adoption of FIN 48 did not have a material effect on the Company's results of operations or financial position.

2. Related Parties

Under a written agreement, the Company recognizes a management fee to its Parent for allocated administrative and compensation expenses incurred by the Parent in providing shared services to the Company.

OCTEG LLC ("OCTEG"), an affiliated broker-dealer, subscribes to the ATS as the liquidity provider for the ATS. Based on a written subscriber agreement, the Company earns order flow revenues from OCTEG and does not pay OCTEG order flow expenses.

The Company does not have any employees. Under a leasing agreement, Getco Support Services, LLC ("GSS"), an affiliate, provides certain services to the Company and, as a result, the costs of compensation and benefits related to GSS employees providing such services are allocated to the Company. Unit compensation for employees that provide services to the Company is determined based upon the overall performance of GHC. This is allocated to the Company and settled through an intercompany account.

3. Concentration of Credit Risk

The Company clears its trades through one clearing broker located in the United States. Cash and financial instruments held at the Company's clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize its credit risk by monitoring the creditworthiness of its clearing broker.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

4. Income Taxes

The Company files federal, state and local income tax returns in the states in which it does business. The components of the net deferred tax asset in the amount of $342,418 at December 31, 2008, relate to net operating losses and unit based compensation.

5. Commitments and Contingencies

FASB Interpretation. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

GETCO Execution Services, LLC

Statement of Financial Condition

December 31, 2008

Available for Public Inspection